UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

REDDY ICE HOLDINGS, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

75734R105

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund, L.P. – 35-2239069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 971,922 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 971,922 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,922 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund II, L.P. – 55-0908199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 173,421 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 173,421 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,421 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund III, L.P. – 11-3768779
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 30,899 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 30,899 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,899 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund GP, L.L.C. –37-1497874
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,176,242 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,176,242 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,176,242 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.39%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Partners Activist Value Fund, L.L.C. – 87-0733755
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,176,242 Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,176,242 Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,176,242 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.39%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

INTRODUCTION

This statement amends the Schedule 13D dated May 16, 2007 (the “Schedule 13D”) filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Reddy Ice Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

1. ITEM 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 39,890 Common Shares acquired by it after May 16, 2007 (the date the Schedule 13D was filed) was $1,176,309 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 7,319 Common Shares acquired by it after May 16, 2007 (the date the Schedule 13D was filed) was $215,822 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 1,291 Common Shares acquired by it after May 16, 2007 (the date the Schedule 13D was filed) was $38,069 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

2. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On July 16, 2007, Michael J. McConnell, on behalf of the Shamrock Activist Value Fund, sent the following letter to the Board of Directors of the Issuer:

July 16, 2007

Via Facsimile and Overnight Delivery

Mr. William P. Brick, Executive Chairman
Mr. Theodore J. Host, Director
Mr. Michael S. McGrath, Director
Mr. Tracy L. Noll, Director
Mr. Robert N. Verdecchio, Director
Mr. Jimmy C. Weaver, Director and Chief Executive Officer
Reddy Ice Holdings, Inc.
8750 North Central
Expressway Suite 1800
Dallas, Texas 75231

Dear Gentlemen:

We believe that the recently announced proposed acquisition of Reddy Ice Holdings, Inc. (“Reddy” or “Company”) by GSO Capital Partners (“GSO”) at $31.25 per share is the wrong transaction, at the wrong time, for the wrong price. On behalf of Shamrock Activist Value Fund (“Shamrock”), as the owner of approximately 5.4% of Reddy, we are writing to express our dismay that, with the building blocks now in place for significant earnings growth, this Board is seeking to deprive shareholders of the opportunity to realize those benefits and recognize full value for their shares. Why should GSO and the management team retained by them be allowed to profit from this growth opportunity instead of the current Reddy shareholders? Accordingly, we will oppose this transaction with GSO and any other sale transaction that does not provide appropriate value for Reddy shareholders.

Since 2004, Reddy has dramatically grown its ice revenue and free cash flow at 11.5% and 27.5% CAGR respectively, and, with the implementation of several initiatives, this growth should continue and accelerate. For example, in view of its strong market position, we believe sharper pricing opportunities exist and are achievable. Additionally, we believe that the Company can drive improved margins through benchmarking best practices across its manufacturing facilities, automating its production process and improved delivery routing. We note that other players in the packaged ice business are operating at higher EBITDA margins than Reddy is currently achieving and are targeting 30% EBITDA margins as their mid-term goal. Further, the Company has yet to recognize the opportunity for revenue growth and increased margins available, at little incremental cost, by monetizing advertising space on its packages of ice and on its fleet of delivery trucks. In the aggregate, we believe the Company can accelerate the rate of revenue growth and achieve margins in the 30% range over the next 24 to 36 months.

Since its IPO, the Company has acquired nearly 20 local businesses. While the costs for these acquisitions have been absorbed, shareholders are only now beginning to see the synergies and other benefits from them. Moreover, we believe that there remain numerous small acquisition targets in the Company’s existing footprint that can be acquired at attractive prices. There exists a substantial arbitrage opportunity for the Company from such transactions for the foreseeable future.

Not only is this the wrong time to sell Reddy, as the Company has just lowered its guidance due to unseasonably cold weather, the $31.25 per share price offered by GSO is grossly inadequate. Our discounted cash flow analysis yields a valuation in the $42 to $44 a share range. The proposed purchase price represents only a 9% premium over the market price of Reddy on the day before the announcement of the GSO transaction and a skinny 6% premium to the trailing 30 day average.

We propose that the Company commence a self-tender for approximately 15% of its outstanding shares at $33 per share, a reasonable premium to the GSO offer. A leveraged recapitalization such as this could be accomplished by incurring $110 million of new debt. We think this level of debt (5.3x debt to EBITDA) would continue to provide the Company with the financial flexibility necessary to continue to execute its business plan and pursue attractive acquisition opportunities. We believe the necessary financing could be quickly obtained on favourable terms given the Company’s strong balance sheet and cash flow.

Instead of allowing GSO and its investors and management team to capture what we believe could be an IRR in the high 30% range through their proposed LBO, our recapitalization strategy gives Reddy shareholders the opportunity to choose between cash and staying the course. This will allow those current shareholders desiring liquidity to sell a portion of their investment, at a premium to the GSO offer, while allowing the other Reddy shareholders that believe in the future of the Company, as we do, to retain their investment. To increase the amount of shares that could be sold by other Reddy shareholders in a Company self-tender, and because of our confidence in the Company’s future prospects, we will commit not to sell any of our shares into the Company self-tender outlined above.

This Board has a fiduciary duty to its shareholders that is not served by the ill-advised decision to sell the Company to GSO in a leveraged buyout at an inadequate price at the very moment the Company is poised to begin to realize its potential. The “go-shop” provision contained in the Merger Agreement does very little to assuage our concerns. Whether there currently are other acquirers willing to pay more than GSO (and incur the $7 million plus penalty contained in the Merger Agreement) does not absolve this Board from its fundamentally flawed decision to enter into the Merger Agreement with GSO.

We continue to respect management’s accomplishments in energizing the Reddy business and preparing it for a significant surge in profitability. We believe the GSO leveraged buyout short-changes Reddy shareholders and is the product of an inadequate and flawed process. We urge the Board to fulfill its fiduciary duties and adopt our recapitalization strategy as the best way to maximize shareholder value.

Based on conversations we have had with other shareholders since the announcement of the GSO transaction, we believe that many other Reddy shareholders share similar views and concerns. We would welcome the opportunity to share with you our thoughts on increasing and maximizing shareholder value.

Enclosed for your review is a presentation outlining our proposed leveraged recapitalization transaction which includes a detailed analysis of the market, Company performance, improvement opportunities, and valuation. A copy of this presentation can also be found at our website at:

(http://www.shamrock.com/pages/activist/FRZ-Presentation.pdf).

Respectfully,

/s/ Michael J. McConnell
Michael J. McConnell

The presentation noted as an attachment to the above referenced letter is a leveraged recapitalization analysis prepared by Shamrock Capital Advisors, Inc., the investment manager for the Shamrock Activist Value Fund, and a copy of the analysis is attached hereto as Exhibit 3.

3. ITEM 5. Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the other.

SAVF is the owner of 971,922 Common Shares, which represents approximately 4.46% of the issued and outstanding Common Shares. SAVF II is the owner of 173,421 Common Shares, which represents approximately 0.79% of the issued and outstanding Common Shares. SAVF III is the owner of 30,899 Common Shares, which represents approximately 0.14% of the issued and outstanding Common Shares.

As the general partner of Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 1,176,242 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 5.39% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,176,242 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 5.39% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,176,242 Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,176,242 Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

The percentage of ownership figures set forth in this response to Items 5(a) and 5(b) assumes that 21,809,395 Common Shares were outstanding as of April 24, 2007, based on the information contained in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on April 26, 2007.

(c) During the last 60 days, SAVF, SAVF II and SAVF III acquired Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 4 and incorporated herein by reference. All such transactions were effected in the open market on the New York Stock Exchange.

Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Common Shares or has effected any transactions in Common Shares during the preceding 60 days.

(d)	Not applicable.

(e)	Not applicable.

4. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits. FBU_OutsourceServiceTeam

Document
Exhibit 3		Leveraged Recapitalization Transaction Analysis

Exhibit 4		Schedule of Transactions

Exhibit 5	—	Joint Filing Agreement, dated May 16, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2007

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

Exhibit Index

Document
Exhibit 3		Leveraged Recapitalization Transaction Analysis

Exhibit 4		Schedule of Transactions

Exhibit 5	—	Joint Filing Agreement, dated May 16, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.